FEE SCHEDULE FOR FUNDS MARKED WITH AN (*) IN APPENDIX I

         The applicable Trust, on behalf of each Fund marked with an (*) in Appendix I hereto except for Liberty Large Company Index Fund, Liberty U.S. Treasury Index Fund and Liberty Small Company Index Fund will pay Colonial an annual fee based on the average net assets of each Fund as follows:

                  Assets                                               Fee
                  Net assets under $50 million                         $25,000
                  Net assets of $50 million but less
                    than $200 million                                  $35,000
                  Net assets of $200 million but less
                    than $500 million                                  $50,000
                  Net assets of $500 million but less
                    than $1 billion                                    $85,000
                  Net assets in excess of $1 billion          $125,000

         If any Fund has more than 25% in non-domestic assets, it shall pay 150% of the fees described above. Each Fund also shall reimburse Colonial for any and all out-of-pocket expenses and charges, including fees payable to third parties for pricing the Fund's portfolio securities, in performing services under this Agreement.